SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
PLETESHKOVSKY PEREULOK 3/2
107005 MOSCOW, RUSSIA
TEL: 7 (501) 940-2304
FAX: 7 (501) 940-2511

FILE NO. 82-4475

October 25, 2002

By Hand
Securities and Exchange Commission
Office of International Corporate Finan
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of:

(i) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of July 8, 2002,

(ii) the Information on Accrued and Payable Securities Yield dated October 14, 2002, and

(iii) the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of October 8, 2002.

These documents are being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 11/27

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko

Alexei V. Kiyashko

Enclosure

cc: Natalia A. Khokholkova
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN] 02 OCT 28 AM 10:52

Open Joint Stock Company for Energy and Electrification Mosenergo
Individual Taxpayer No. (INN) 7705035012

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo
Location: *8 Raushskaya Naberezhnaya, 113035 Moscow*
Issuer's code: *00085-A*

Date of the fact (event, action): *July 8, 2002*
Code of the fact (event, action): *0100085A08072002*

The issuer's management body which has changed: *collective management body (Management Board)*
First name, patronymic and last name of the terminated person: *Sergey Petrovich Romanovsky*
First name, patronymic and last name of the person appointed as member of the issuer's management body: *Anatoly Pavlovich Kuleshov*
Interest in the issuer's charter capital held by the person who is a direct shareholder (participant) in the issuer:
S.P. Romanovsky: 0.009%
A.P. Kuleshov: 0.004%
Date of the changes: *July 8, 2002*
Authorized body of the issuer which adopted the resolution constituting the basis for such changes: *the Board of Directors*
Date of the resolution: *July 8, 2002.*

First Deputy General Director for Corporate Policies and Property Management /s/ A.V. Matveev

[Seal]

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

October 14, 2002
45-09/145-2309

Federal Securities Market Commission

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on accrued and payable securities yield

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the issuer: 00085-A
Code of the fact (event, action): 1100085A08102002
Type and series of securities on which the yield accrues and is payable: an interest-bearing registered bond
Date of yield accrual and the payout period: the interest rate on the bond was determined in October and November, 1997; payout period: coupon yield in the form of interest on the nominal value of the bond is payable twice a year at six months intervals following the placement date of the bond through the date of maturity of the bond (inclusively).
Yield accrued and payable on each bond of this series: 4,604,993.75 United States Dollars
Total number of bonds of this series on which yield accrued and was paid out: 1 bond
Form of payment of the accrued securities yield: cash

First Deputy General Director /s/ D.V. Vassiliev
for Corporate Policies
and Property Management

Executor: T.L. Lapina, phone 957-37-67

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

October 14, 2002
45-09/145-2310

Federal Securities Market Commission

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on redemption of the issuer's securities

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the issuer: 00085-A
Date of the fact (event, action): October 08, 2002
Code of the fact (event, action): 1400085A08102002
Grounds for the redemption: redemption of a bond at maturity
Class, category (type) and form of securities: an interest-bearing registered bond
Registration No.: 4-10-00085-A
Nominal value: 200,000,000 United States Dollars
Circulation period: opening date: October 9, 1997, closing date: October 9, 2002
Nominal value of the bond in circulation as of the date of redemption: 109,970,000 United States Dollars
Terms of redemption: The bond is redeemable on the date five years following the placement date. The bond will be redeemed provided that the holder thereof presents such bond to the Company 1 business day prior to the date of maturity.
Circulation period of the redeemed bonds: opening date: October 1997, closing date: October 2002
Volume of the redeemed eurobonds: 109,970,000 United States Dollars

First Deputy General Director for Corporate Policies and Property Management /s/ D.V. Vassiliev

Executor: T.L. Lapina, phone 957-37-67